UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)

CHINA ZENIX AUTO INTERNATIONAL LIMITED

(Name of Issuer)

Ordinary Shares, par value US$0.0001 per share

(Title of Class of Securities)

16951E104

(CUSIP Number)

Jianhui Lai

c/o No. 1608, North Circle Road State Highway

Zhangzhou, Fujian Province 363000

People’s Republic of China

Tel No. (86) 596-2600308

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Yudong Zhao

Zhong Lun Law Firm

6/10/11/16/17F, Two IFC, 8 Century Avenue

Pudong New Area, Shanghai

People’s Republic of China

Tel. No. (86) 21-60613006

February 4, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16951E104	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS Jianhui Lai
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 16951E104	Page 3 of 6 Pages

1	NAME OF REPORTING PERSONS Newrace Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 16951E104	Page 4 of 6 Pages

Item 1. Security and Issuer.

This Statement on Schedule 13D/A (this “Amendment No. 5”) amends and supplements the statement on Schedule 13D filed jointly by Mr. Jianhui Lai and Newrace Limited (“Newrace,” and together with Mr. Lai, the “Reporting Persons”) with the U.S. Securities and Exchange Commission on December 20, 2012 (as subsequently amended by an Amendment No. 1 filed on November 26, 2013, an Amendment No. 2 filed on July 22, 2014, an Amendment No. 3 filed on September 3,2021 and an Amendment No.4 filed on October 21, 2021, the “Original Schedule 13D”) with respect to the ordinary shares, par value $0.0001 per share (the “Ordinary Shares” or “Shares”) of China Zenix Auto International Limited, a company organized under the laws of the British Virgin Islands (the “Company”). The principal executive offices of the Company are located at No. 1608, North Circle Road State Highway Zhangzhou, Fujian Province, People’s Republic of China. Except as specifically amended by this Amendment No. 5, the Original Schedule 13D remains unchanged. Capitalized terms used but not defined in this Amendment No. 5 have the meanings ascribed to them in the Original Schedule 13D. The filing of this Amendment No. 5 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented by the following:

On January 21, 2022, at 10:00 am (Beijing time), a general meeting of shareholders of the Company was held at the Company’s office at No. 1608, North Circle Road State Highway, Zhangzhou, Fujian Province 363000, People’s Republic of China. At the general meeting, the shareholders of the Company authorized and approved the Merger Agreement, the plan of merger with respect to the Merger (together with the Articles of Merger, the “Plan of Merger”) and the articles of merger required to be filed with the Registrar of Corporate Affairs of the British Virgin Islands in connection with the Merger (the “Articles of Merger”) and the transactions contemplated by the Merger Agreement and the Plan of Merger, including the Merger.

On January 26, 2022, the Company and Merger Sub filed the Plan of Merger with the Registrar of Corporate Affairs of the British Virgin Islands, pursuant to which the Merger became effective on January 26, 2022 (the “Effective Time”). As a result of the Merger, the Company became a wholly owned subsidiary of Parent.

At the Effective Time, each Ordinary Share issued and outstanding immediately prior to the Effective Time was cancelled and ceased to exist in exchange for the right to receive US$0.27 in cash without interest, and each ADS issued and outstanding immediately prior to the Effective Time was cancelled and ceased to exist in exchange for the right to receive US$1.08 in cash per ADS without interest, other than (a)(i) Shares (including Shares represented by ADSs) held by Parent, Merger Sub and any of their respective affiliates; (ii) Shares (including Shares represented by ADSs) held by the ADS depositary and reserved for issuance, settlement and allocation pursuant to any incentive plan of the Company, and (iii) Shares (including Shares represented by ADSs) beneficially owned by the Company or any of its subsidiaries or held in the Company’s treasury ((i), (ii) and (iii) collectively, the “Excluded Shares”) which were cancelled and ceased to exist without payment of any consideration; and (b) Shares owned by registered shareholders who had validly exercised and had not effectively withdrawn or lost their rights to dissent from the Merger pursuant to Section 179 of the BVI Companies Act (collectively, the “Dissenting Shares”), were canceled and ceased to exist in exchange for the right to receive payment of the fair value of such Dissenting Shares in accordance with Section 179 of the BVI Companies Act.

CUSIP No. 16951E104	Page 5 of 6 Pages

Item 5. Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated as follows:

(a) — (b) As a result of the transactions described in Item 4, each Reporting Person no longer beneficially owns any Ordinary Shares, and each Reporting Person no longer has any voting or dispositive power over any Ordinary Shares.

(c) Except for the transactions described in Item 4 of this Amendment No. 5, none of the Reporting Persons has effected any transactions in the Ordinary Shares during the past 60 days.

(d) Not applicable.

(e) As a result of the transactions described in Item 4, on January 26, 2022, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Ordinary Shares.

CUSIP No. 16951E104	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 4, 2022

JIANHUI LAI
NEWRACE LIMITED

By:	/s/ Jianhui Lai
Name:	Jianhui Lai
Title:	Director